Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Reservoir Media, Inc. on Form S-8 of our report dated March 29, 2021, with respect to our audits of the financial statements of Roth CH Acquisition II Co. as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period from February 13, 2019 (inception) through December 31, 2019, which report appears in the Annual Report on Form 10-K, which is incorporated by reference in this Registration Statement. We were dismissed as auditors on August 6, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in this Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Melville, NY

October 14, 2021